Exhibit (a)(5)

Gregory J. Larson Executive Vice President 240.744.5120 Gee Lingberg Vice President 240.744.5275

NEWS RELEASE

HOST HOTELS & RESORTS, INC. ANNOUNCES PUT OPTION FOR HOST HOTELS & RESORTS, L.P.’S 2.625% EXCHANGEABLE SENIOR DEBENTURES DUE 2027

Bethesda, MD; March 15, 2012  Host Hotels & Resorts, Inc. (NYSE:HST) (the “Company”) today announced that Host Hotels & Resorts, L.P., for whom the Company acts as sole general partner, is notifying holders of its outstanding 2.625% Exchangeable Senior Debentures due 2027 (CUSIP No. 44107TAE6) (the “Debentures”) that the holders have an option, pursuant to the terms of the Debentures, to require Host Hotels & Resorts, L.P. to purchase, on April 16, 2012, all or a portion of such holders’ Debentures (the “Put Option”) at a price equal to 100% of the aggregate principal amount of the Debentures.

Host Hotels & Resorts, L.P. will pay the aggregate purchase price solely in cash. If all outstanding Debentures are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price will be $388,016,000. Holders that do not surrender their Debentures for purchase will maintain the right to exchange their Debentures, subject to the terms, conditions and adjustments applicable to the Debentures.

The opportunity to surrender Debentures for purchase pursuant to the Put Option will terminate at 5:00 p.m., New York City time, on April 12, 2012. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Debentures previously surrendered at any time prior to 5:00 p.m., New York City time, on April 12, 2012.

Host Hotels & Resorts, L.P. will file a Tender Offer Statement on Schedule TO for the Debentures with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Debentures for purchase, including the notices to holders, will be available through The Depository Trust Company and the paying agent for the Debentures, which is The Bank of New York Mellon. None of the Company, Host Hotels & Resorts, L.P., the board of directors of the Company and its employees have made or are making any representation or recommendation as to whether any holder should surrender any Debentures.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.